# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RBC Bearings INC, CIK 0001324948
CUSIP: 75524B104
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Tribology Center, Oxford, Connecticut (CT), 06478
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002000324-26-001938
Filed by CIK 0001798849

## Reporting persons
- Durable Capital Partners LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,708,921; shared voting power 0; sole dispositive power 1,708,921; shared dispositive power 0; aggregate amount beneficially owned 1,708,921 (5.4% of the class)

## Item 1. Issuer
Name of issuer: RBC Bearings INC
Address of issuer's principal executive offices: One Tribology Center, Oxford CT 06478

## Item 2. Person Filing
Name of person filing: Durable Capital Partners LP
Address of principal business office or, if none, residence: 4747 Bethesda Avenue, Suite 1002, Bethesda, Maryland 20814
Citizenship: The Reporting Person is a limited partnership organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 31,635,359 outstanding shares of Common Stock, par value $0.01 per share (the "Shares") as of May 8, 2026, as reported in the Issuer's Form 10-K filed on May 15, 2026. Durable Capital Master Fund LP directly holds 1,708,921 Shares. The Reporting Person, as the investment adviser to Durable Capital Master Fund LP, has sole power to direct the vote and disposition of the Shares. Durable Capital Partners GP LLC ("Durable GP") is the general partner of the Reporting Person, and Henry Ellenbogen is the chief investment officer of the Reporting Person and the managing member of Durable GP.
Percent of class: 5.4
Sole power to vote or to direct the vote: 1708921
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1708921
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure of relationships among parties under Item 4. The economic benefits of the Shares are shared based on agreements among the parties.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See control and Shares holding disclosure in Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Durable Capital Partners LP: Julie Jack, Authorized Person (08/14/2026)